USFS Funds Trust
11270 West Park Place, Suite 1025
Milwaukee, Wisconsin 53224

December 31, 2012

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	USFS Funds Trust (the “Trust”) Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A Registration Numbers 333-183994; 811-22750

Dear Mr. Minore:

This correspondence responds to comments the Trust received from you via telephone conference on December 21, 2012 with respect to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A for the USFS Funds Limited Duration Government Fund and the USFS Funds Tactical Asset Allocation Fund, each a series of the Trust (the “New Funds” or the “Funds”). The Funds are expected to be the successors to identically-named series (the “Old Funds”) of The Advisors’ Inner Circle Fund (“AIC”) (Registration Numbers 033-42484 and 811-06400) following a reorganization expected to take place on or about March 29, 2013. The Funds expect to file their next Pre-Effective Amendment in March 2013, which amendment is expected to incorporate the financial statements from the Old Funds’ 2012 Annual Report to Shareholders, as well as performance information for the fiscal year ended December 31, 2012.

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Your comments and the Trust’s responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Registration Statement

Comment 1.
In your prior response letter, you noted that the Trust does not believe that shareholders of the Old Funds are being asked to make a new investment decision in connection with their consideration of whether to approve the reorganization. Please further discuss the analysis leading to that conclusion.

Response:              Rule 145 under the Securities Act generally requires the registration of securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets.  However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the Securities Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.”

In the Trust’s view, shareholders of the Old Funds are not being asked to make a new investment decision in connection with their consideration of whether to approve the proposed reorganization (the “Reorganization”).  As will be described more fully in the Proxy Statement to be filed with the Commission, if the Reorganization is approved, continuity of shareholder investment expectations will be maintained because the investment objectives of the Old Funds and the corresponding New Funds are identical and the principal investment strategies and risks of the Old Funds will be substantially similar to those of the corresponding New Funds.

The portfolio managers currently providing investment advice to the Old Funds will be responsible for providing investment advice to the corresponding New Funds after the Reorganization is consummated.  Further, the Reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories.  Rather, prior to the Reorganization, the New Funds will have no assets or operating history and simply will serve as a shell into which the Old Funds will be reorganized and all of their corresponding assets and liabilities transferred.  Upon consummation of the Reorganization, the New Funds will assume the accounting and performance history of the corresponding Old Funds.  At the effective time of the Reorganization, the number of shares to be issued by the New Funds in connection with the Reorganization will be the same as the number of shares owned by Old Fund shareholders and the net asset value of the New Funds’ shares will be the same as the net asset value of the corresponding Old Funds’ shares.  Thus, shares of the New Funds will represent a continuation of the same investment and economic interests that are presently represented by shares of the Old Funds.

A condition precedent to the Reorganization will be receipt by the Trust (of which each New Fund is a series) and The Advisors’ Inner Circle Fund (of which each Old Fund is a series) of an opinion of counsel to the effect that the Reorganization will not result in the recognition of any gain or loss for federal income tax purposes to the Old Funds, the New Funds or their shareholders.

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Even if the Reorganization were treated as a Rule 145(a) transaction, we believe the exception provided by Rule 145(a)(2) is available.  Rule 145(a)(2) provides that a merger, consolidation or similar plan or acquisition solely involving a change in domicile is not subject to the registration requirements of the Securities Act.  The “change in domicile” exception to the registration requirements of Rule 145 was carved out to preserve the “no-sale” theory previously embodied in Rule 133 for reorganizations effected to change an issuer’s domicile.  Over the years, the scope of the “change in domicile” exception contained in Rule 145(a)(2) has grown significantly through liberal construction of the Rule by the Commission staff, recognizing that various changes in a fund’s management and policies might be made incident to a reorganization.  These interpretations recognize that no sound policy reason dictates anything more than a proxy statement, in such reorganizations, as a means of informing shareholders and gaining their approval as required by applicable state or federal law.  For example, the Commission staff has taken “no action” positions in a number of cases involving corporate reorganizations without any change in domicile.1  In some instances, these corporate reorganizations have been accompanied by unrelated changes in fund structure or manner of investment.2  The policies underlying Rule 145(a)(2) have been applied broadly by the Commission staff to exempt from registration transactions in which there is a change in domicile and it is accompanied by “incidental” changes in legal form, structure and voting arrangements.3  Rule 145(a)(2) has also been interpreted to permit changes in domicile with accompanying management and structural changes that go beyond those “incidental” to a change in domicile.4  Finally, the Commission staff’s interpretive release (the “Release”) on Rule 145 indicates that the exemption contained in Rule 145(a)(2) would be applicable to a change in domicile effected by way of a merger in which the surviving corporation would have a broader corporate purpose provision, where a new class of preferred stock was to be authorized, and where preemptive and cumulative voting rights were to be eliminated by the merger.5

In the Trust’s view, the Reorganization is merely a combination of the types of changes addressed in the Release and in previous no-action requests.  All material information necessary to make an informed judgment about the Reorganization will be contained in the Proxy Statement to be furnished to the Old Funds’ shareholders in soliciting their approval.  Such information will include, among other things, a description of the Trust, a discussion of the effect of the Reorganization on the investment strategy and fee structure of the Old Funds and a description of Pennant Management, Inc. and its role as investment adviser to the New Funds following the Reorganization.  Finally, it is important to note that a registration statement (including a pre-effective amendment thereto) relating to the offering of the New Funds’ shares has been filed with the Commission.  The Reorganization will not be consummated before the registration statement is declared effective.

1 See, e.g., Lazard Freres Institutional Fund, Inc. (pub avail. Feb. 26, 1987) (reorganization of three Maryland corporations into newly-created shell series of two existing Maryland corporations); Massachusetts Financial Development Fund, Inc. (pub. avail. Jan. 10, 1985) (reorganization of five Massachusetts business corporations into Massachusetts business trusts).

2 See, e.g., Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984) (reorganizations from two Massachusetts corporations to Massachusetts business trusts with proposed changes in investment objectives and fundamental investment restrictions).

3 See, e.g., Frank Russell Investment Company (pub. avail. Dec. 3, 1984) (reorganization of Maryland corporation into Massachusetts business trust); John Hancock Bond Fund, Inc. (pub. avail. Nov. 29, 1984) (reorganization of Maryland and Delaware corporations into Massachusetts business trusts); United Gold Shares, Inc. (pub. avail. Sept. 17, 1984) (reorganization of Texas corporation with one series of common shares and Maryland corporation with five series of common shares into Massachusetts business trust with eight series of shares, including two newly-created series of shares).

4 See, e.g., PEMCO (pub. avail. May 31, 1988) (reorganization of New York limited partnership into Maryland corporation where the directors of the successor corporation were different persons from the general partners of the predecessor partnership, new investment policies, restrictions and operations were introduced, and the custodian and independent certified accountants were changed); Aetna Variable Fund, Inc. (pub. avail. Jan 23, 1984) (reorganization of three Maryland corporations into Massachusetts business trusts where changes would be made to “standardize” the advisory, distribution, custodian and transfer agent agreements among the three new entities, and the new advisory agreements would effect changes requiring the payment of certain expenses by the new trusts rather than by the adviser, resulting in an 10–15 basis point increase in fund expenses).

5 See Illustration II(b) in Securities Act Release No. 5463 (Feb. 28, 1974).

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USFS Funds Limited Duration Government Fund (the “Fund”)

Fund Fees and Expenses (page 1)

Comment 2.	In footnote (1), please replace “fees charged by new service providers” with “fees pursuant to contracts entered into with the new service providers”.

Response:	The requested change has been made.

Comment 3.
With respect to footnote (3), please confirm that fees and expenses that are excluded from the expense limitation agreement will be included in the “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” line item.

Response:
The Registrant confirms that fees and expenses that are excluded from the expense limitation agreement will be included in the “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” line item.

Principal Investment Strategy (page 2)

Comment 4.	Please revise the first sentence of the first paragraph to include a reference to the secondary index used in the table. Please also delete “broad based securities market” from the last paragraph.

Response:	The requested phrase has been deleted, and the first sentence has been revised to read:

The bar chart and the performance table below illustrate the risks and volatility of an investment in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for the one-year, five-year and since inception periods compare with those of a broad measure of market performance and an index that tracks the performance of U.S. dollar denominated U.S. Treasury and non-subordinated U.S. agency debt issued in the U.S. domestic market with a remaining term to final maturity of less than three years.

Comment 5.	Please confirm that investments in “certificates of deposit and other time deposits issued by foreign branches of FDIC insured banks” are FDIC insured assets.

Response:	The Adviser believes that certificates of deposit and other time deposits issued by foreign branches of FDIC insured banks are FDIC insured assets.

Comment 6.	Please explain the concept of a “steep yield curve” in plain English.

Response:	The fifth sentence of the second paragraph has been revised as follows:

This portfolio structure is potentially useful in a variety of circumstances, such as when the yield curve is very steep (i.e., when the yield on long-term instruments becomes atypically higher than the yield on short-term instruments), or when it may have some other unusual curvature or structure to it.

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Comment 7.	Please revise the sentence “The Fund will not invest in any asset-backed securities other than those described above” to include mortgage-backed securities.

Response:	The sentence has been revised to refer to “any mortgage-backed or asset-backed securities”.

USFS Funds Tactical Asset Allocation Fund (the “Fund”)

Principal Investment Strategy (page 8)

Comment 8.	In each instance where the prospectus states “the Fund may invest up to 33% of its assets in leveraged ETFs”, please insert “In this regard,” immediately preceding such phrase.

Response:	The requested change has been made.

Comment 9.
Where the disclosure states that the Fund may invest up to 50% of its assets in cash, please disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective).

Response:
The requested disclosure already exists on page 23 in the second paragraph under the heading “Information about Non-Principal Investment Strategies.” The disclosure there states: “During unusual economic or market conditions, or for temporary defensive purposes, each Fund may invest up to 100% of its assets in money market instruments and other cash equivalents. If a Fund invests in this manner, it may not achieve its investment objective.”

Principal Risks

Statement of Additional Information

Non-Fundamental Policies (page 33)

Comment 10.
Please confirm that if borrowing becomes a part of a Fund’s principal investment strategy, that the Fund will sticker its prospectus to add borrowing and/or leverage risk disclosures. Please also describe how the Trust will determine the point at which borrowing will be deemed part of a Fund’s principal investment strategy if the Trust does not believe that 5% of total assets is the appropriate threshold.

Response:
The Trust will determine whether borrowing has become a part of a Fund’s principal investment strategy by considering the anticipated importance of borrowing in achieving the Fund’s investment objective, and how borrowing affects the Fund’s potential risks and returns. In accordance with Instruction 2 to Item 9(b)(1) of Form N-1A, in determining whether borrowing is a principal investment strategy, the Trust will consider, among other things, the amount of the Fund’s assets expected to be borrowed, the amount of the Fund’s assets expected to be placed at risk as a result of the borrowing, and the likelihood of the Fund losing some or all of those assets from utilizing borrowing. As previously disclosed, borrowing is not expected to be a principal part of either Fund’s strategy and consequently, the Trust does not believe it can sufficiently anticipate the facts and circumstances under which a Fund will utilize borrowing to determine a particular threshold past which such borrowing would be deemed a principal part of a Fund’s strategy.

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Independent Registered Public Accounting Firm (page 39)

Comment 11.	Expand the disclosure to specifically identify from which report the financial statements are being incorporated by reference.

Response:	The disclosure has been revised as follows.

The Funds’ financial statements, as set forth in the Funds’ Annual Report to Shareholders for the fiscal year ended December 31, 2012, including the schedule of investments, statements of assets and liabilities, statements of operations, statements of changes in net assets and the financial highlights, and notes thereto incorporated by reference have been audited by the Funds’ independent registered public accounting firm prior to the 2013 Reorganization, as indicated in their report with respect thereto, and are incorporated by reference hereto in reliance upon the authority of said firm as experts in giving said reports.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky

Michael D. Barolsky, Esq.
Assistant Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for USFS Funds Trust

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